Exhibit 99.2

WAIVER AGREEMENT

This WAIVER AGREEMENT (this “Waiver”) is entered into as of December 4, 2019 by and among:

(1)	GDS Holdings Limited, a company organized and existing under the laws of the Cayman Islands (the “Company”); and

(2)	STT GDC Pte. Ltd., a company incorporated and existing under the laws of the Republic of Singapore with registered number 201228542D (“STT”).

The Company and STT hereinafter are referred to individually as a “Party” and collectively as the “Parties.” Capitalized terms not defined herein shall have the same meanings as are ascribed to them in the Members Agreement (as defined below).

WHEREAS the Company, STT and certain other parties entered into a Sixth Amended and Restated Members Agreement, dated May 19, 2016 (the “Members Agreement”), pursuant to which, among other things, the Company granted to STT certain registration rights with respect to Registrable Securities (as defined in the Members Agreement) held by STT;

WHEREAS under section 3 of the Members Agreement, STT is entitled and has rights to (i) receive prompt written notice from the Company prior to registration of any of the Company’s securities, either for its own account or the account of a security holder or holders, and (ii) be afforded an opportunity to include in such registration all or any part of the Registrable Securities then held by it;

WHEREAS the Company proposed to raise additional capital through the offer and sale of its Class A Ordinary Shares in the form of American Depositary Shares (“ADSs”), in a public underwritten transaction subject to the registration requirements of the Securities Act of 1933, as amended (the “Follow-on Offering”) and the Company requests that STT grant this one-time waiver to the Company in terms of STT’s registration rights under section 3 of the Members Agreement with respect to the Follow-on Offering;

WHEREAS STT has indicated an interest in purchasing up to approximately US$ 103.5 million ADSs in the Follow-on Offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no ADSs to STT, and STT could determine to purchase more, less or no ADSs in the Follow-on Offering.

NOW, THEREFORE, STT, and any and all of its Affiliates, officers, directors, employees, agents, successors and assigns, hereby: grants a one-time waiver of its or their respective rights, as applicable, under the Members Agreement relating to the Follow-on Offering to (i) receive prompt written notice from the Company prior to registration of any of the Company’s securities, either for its own account or the account of a security holder or holders, and (ii) be afforded an opportunity to include in such registration all or any part of the Registrable Securities then held by it.

This Waiver shall become null and void and have no legal effect whatsoever if the Follow-on Offering have not closed as of January 31, 2020.

[signature pages follow]

IN WITNESS WHEREOF, STT has caused its duly authorized representative to execute this Waiver as of the date and year first above written.

STT GDC PTE. LTD.

By:	/s/ Lim Yueh Hua, Nelson
Name: Lim Yueh Hua, Nelson
Title: Group CFO

Acknowledged and agreed to by:

GDS HOLDINGS LIMITED

By:	/s/ William Wei Huang
Name: William Wei Huang
Title: Chairman and CEO

[Signature Page to STT Waiver Agreement]